metabolic.

RECEIVED
JAN - 3 2007
160
SEC MAIL PROCESSING SECTION WASH, D.C.

07020040

20 December, 2006

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

EXPRESS POST

Dear Sir/Madam,

SUPPL

Re: Metabolic Pharmaceuticals Limited (FILE NO. 82-34880)
submission of information filed with Australian Stock Exchange (ASX) and Australian Securities and Investment Commission (ASIC) pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Please find attached copies of announcements lodged with the ASX and ASIC:

Date of Announcement/Lodgement	To:	Title	No of Pages
15 December 2006	ASX	Appendix 3B	8
15 December 2006	ASX	Cleansing Statement re Section 708A	2
15 December 2006	ASX	Change in Substantial Shareholding	3
18 December 2006	ASIC	Change to Company Details	2
18 December 2006	ASX	Metabolic Completes Phase 2B Obesity Trial	5
19 December 2006	ASX	Audio Broadcast – CEO Interviewed by Boardroom Radio	5
20 December 2006	ASX	Open Briefing – Metabolic – CEO on Obesity Trial	6

PROCESSED
JAN 0 8 2007
THOMSON FINANCIAL

Yours faithfully,
Metabolic Pharmaceuticals Limited

Belinda Shave
Financial Controller & Company Secretary

(MPSEC20-12-06 doc)

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 15/12/2006

TIME: 09:55:37

TO: METABOLIC PHARMACEUTICALS LIMITED

FAX NO: 03-9860-5777

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3B

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279.**

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

METABOLIC PHARMACEUTICALS LIMITED
ABN 96 083 866 862

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	(a) Ordinary Shares (ASX Code MBP) (b) Ordinary Shares (ASX Code MBP) (c) Ordinary Shares (ASX Code MBP)
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	(a) 14,583,333 Ordinary Shares (ASX Code MBP) (b) 300,000 Ordinary Shares (ASX Code MBP) (c) 48,729 Ordinary Shares (ASX Code MBP)
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	(a) 14,583,333 Ordinary Shares (ASX Code: MBP) issued in a share placement to existing institutional shareholders and sophisticated investors. (b) 300,000 Ordinary Shares (ASX Code: MBP) issued on exercise of 300,000 MBPAW Unquoted Options (c) 48,729 Ordinary Shares (ASX Code: MBP) issued on the exercise by employees of 48,729 MBPAA Unquoted Performance Rights.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	(a) Share Placement of 14,583,333 Ordinary Shares (ASX Code: MBP) at $0.72 per share – total $10,500,000 (b) Exercise of 300,000 Unquoted Options (ASX Code: MBPAW) at $0.55 per share – total $165,000 (c) Exercise by employees of 48,729 MBPAA Unquoted Performance Rights - Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	(a) Share Placement to provide working capital to be applied to the company's drug development projects. (b) Exercise of Unquoted Options. (c) Exercise of Unquoted Performance Rights.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	(a) 15 December 2006 (b) 6 December 2006 to 14 December 2006 (c) 14 December 2006

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
299,497,545	MBP

Number	+Class

+ See chapter 19 for defined terms.

9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	737,170 1,527,096 2,279,900 183,333 6,110,976 1,578,750	MBPAA MBPAB MBPAQ MBPAU MBPAW MBPAY
10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Not applicable	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ The Ordinary Shares described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: BShave (Company secretary) Date: 15 December, 2006

Print name: BELINDA SHAVE

== == == == ==

+ See chapter 19 for defined terms.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 15/12/2006

TIME: 09:58:50

TO: METABOLIC PHARMACEUTICALS LIMITED

FAX NO: 03-9860-5777

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Cleansing statement re Section 708A

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

metabolic

15 December 2006

Notice under section 708A(5)(e) of the *Corporations Act 2001* (Cth)

Issuer: METABOLIC PHARMACEUTICALS LIMITED ABN 96 083 866 862

Details of the issue of securities

Class of securities	Ordinary
ASX Code of the securities	MBP
Date of the issue	15 December 2006
Total number of securities issued	14,583,333

Notice

1. Metabolic Pharmaceuticals Limited gives ASX (as the relevant market operator) notice relating to the issue of securities identified above.

2. This notice is given under paragraph 5(e) of section 708A of the *Corporations Act 2001* (Cth).

3. Metabolic Pharmaceuticals Limited issued the securities identified above without disclosure to investors under Part 6D.2 of the *Corporations Act 2001* (Cth).

4. As at the date of this notice, Metabolic Pharmaceuticals Limited has complied with:

   (a) the provisions of Chapter 2M of the *Corporations Act 2001* (Cth) as they apply to it; and

   (b) section 674 of the *Corporations Act 2001* (Cth).

5. There is no excluded information (as defined in section 708A(7) of the *Corporations Act 2001* (Cth)) as at the date of this notice.

Signed for and on behalf of Metabolic Pharmaceuticals Limited

BShave

Belinda Shave
Company Secretary
15 December 2006

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 15/12/2006

TIME: 12:25:53

TO: METABOLIC PHARMACEUTICALS LIMITED

FAX NO: 03-9860-5777

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change in substantial holding

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

FORM 604
Corporations Act 2001
Section 671B

NOTICE OF CHANGE OF INTERESTS OF SUBSTANTIAL HOLDER

To: Company Name/Scheme MBP - Metabolic Pharmaceuticals Limited

ACN/ARSN 083 866 862

1. Details of Substantial Holder(1)

Name	Acorn Capital Limited
ACN/ARSN (if applicable)	082 694 531
There was a change in the interests of the substantial holder on	15/12/2006
The previous notice was given to the company on	24/06/2005
The previous notice was dated	24/06/2005

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of Securities (4)	Previous notice		Present Notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary	16,904,319	6.84%	23,836,926	7.96%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of Change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
24-Jun-2005 to 15-Dec-2006	Acorn Capital Limited	Purchase	$4,578,412.95	6,932,607	6,932,607

4. Present relevant interests

Particulars of each relevant interests of the substantial holder in voting securities after the change are as follows:

Holder of Relevant Interest	Registered Holder of Securities	Person Entitled to be Registered as	Nature of relevant interest	Class and Number of Securities	Person's Votes
Military Superannuation & Benefits Board	National Nominees			751,744	751,744
Catholic Superannuation Fund	National Nominees			1,130,958	1,130,958
Queensland Local Government Superannuation	JP Morgan Chase			1,415,520	1,415,520
Sunsuper Fund	National Nominees			2,409,550	2,409,550
Health Super	JP Morgan Chase			2,555,501	2,555,501
Commonwealth Bank Officers' Superannuation Fund	Citicorp Nominees			2,711,637	2,711,637
Qantas Superannuation	National Nominees			2,868,686	2,868,686
Acorn Capital Microcap Trust	National Nominees			4,920,093	4,920,093
UniSuper	National Nominees			5,073,237	5,073,237

5. Changes in Associates

The persons who have become associates (2) of, ceased to be associates, or have change the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Name of Association

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Military Superannuation & Benefits Board	C/O Acorn Capital Limited, Level 12, 90 Collins Street, Melbourne Victoria 3000
Catholic Superannuation Fund	C/O Acorn Capital Limited, Level 12, 90 Collins Street, Melbourne Victoria 3000
Queensland Local Government Superannuation	C/O Acorn Capital Limited, Level 12, 90 Collins Street, Melbourne Victoria 3000
Sunsuper Fund	C/O Acorn Capital Limited, Level 12, 90 Collins Street, Melbourne Victoria 3000
Health Super	C/O Acorn Capital Limited, Level 12, 90 Collins Street, Melbourne Victoria 3000
Commonwealth Bank Officers' Superannuation Fund	C/O Acorn Capital Limited, Level 12, 90 Collins Street, Melbourne Victoria 3000
Qantas Superannuation	C/O Acorn Capital Limited, Level 12, 90 Collins Street, Melbourne Victoria 3000
Acorn Capital Microcap Trust	C/O Acorn Capital Limited, Level 12, 90 Collins Street, Melbourne Victoria 3000
UniSuper	C/O Acorn Capital Limited, Level 12, 90 Collins Street, Melbourne Victoria 3000

[redacted]

Print Name BARRY FAIRLEY

Capacity Managing Director

Sign Here

Date 15/12/2006

[redacted]

Australian Securities & Investments Commission

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
Metabolic Pharmaceuticals Limited

~~ACN~~/ABN
96 083 866 862

Corporate key
55016175

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
Metabolic Pharmaceuticals Limited

ASIC registered agent number (if applicable)

Telephone number
(03) 9860 5700

Postal address
Level 3, 509 St Kilda Road
Melbourne, VIC, 3004

Total number of pages including this cover sheet
2

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
Belinda Shave

Capacity
☐ Director
☒ Company secretary

Signature

Date signed
18/12/06
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
Ordinary	14,583,333	72 cents	Nil
Ordinary	300,000	55 cents	Nil
Ordinary	48,729	Nil	Nil

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

06/12/06

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

☐☐/☐☐/☐☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 18/12/2006

TIME: 09:30:09

TO: METABOLIC PHARMACEUTICALS LIMITED

FAX NO: 03-9860-5777

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Completes Phase 2B Obesity Trial

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

ASX Announcement metabolic ASX code: MBP

Metabolic completes Phase 2B obesity trial - results expected in March 2007

- ***The Phase 2B OPTIONS Study for obesity drug AOD9604 has been completed on time***
- ***The number of completing subjects comfortably exceeds statistical design goal***

Melbourne, 18 December 2006: Metabolic Pharmaceuticals Limited (Metabolic) is pleased to announce that the last subject has now completed the Phase 2B *OPTIONS Study* for obesity drug, *AOD9604*. The main purpose of the *OPTIONS Study* is to confirm the weight loss seen in the previous Phase 2B trial and if they are confirmed, to determine the dose(s) of *AOD9604* to be carried forward into Phase 3 trials. The *OPTIONS Study* has a primary endpoint of weight loss following 12 weeks of treatment.

The table below shows the exact number of subjects who began the study and the number of subjects who completed at various stages throughout. The retention rates of 81% after 12 weeks of treatment and 72% after 24 weeks of treatment are within the expected range for 24 week obesity drug trials (similar published 24 week studies range from 65-78%). **The total number of subjects who will be evaluated at the 12 week primary endpoint is 407, which comfortably exceeds our statistical design goal.**

Stage reached in protocol	Number of subjects*
Subjects who were enrolled in the trial and began 4 weeks of placebo treatment	536
Baseline: subjects who were randomly assigned to drug treatment or placebo (4 weeks into the trial)	502
Subjects who completed 12 weeks of treatment (16 weeks into the trial) (Primary endpoint)	**407**
Subjects who completed 24 weeks of treatment (28 weeks into the trial)	360
Subjects who completed the entire protocol including follow ups (32 weeks in the trial)	348

* The numbers detailed in the table above are the total number of subjects. As the trial is "blinded", breakdown into dose groups is not yet known and will be reported with the trial results, which are expected to be announced in March 2007.

Currently, the data from the trial are still "blinded" (no-one knows which subjects were on placebo and which were on *AOD9604)* and will remain so while the data are double checked for accuracy and prepared for statistical analysis. There are approximately 20 million items of data in the database for this trial, representing all the information gathered from 536 subjects. Metabolic expects to report the results in March 2007, once the database is finalised, the blind is lifted and the data analysed.

Dr Roland Scollay, CEO of Metabolic, commented "we are delighted to have completed this large-scale trial on time and within budget. While we wait for the results to be analysed, we are engaging in the appropriate level of preparatory work for a Phase 3 obesity trial for *AOD9604*, so that in the event of a positive Phase 2B outcome, we can move the drug forward as quickly as possibly".

Next OPTIONS Study update: March 2007

Metabolic does not expect to report further on the *OPTIONS Study* until March 2007 when the results will be announced. At that time, Metabolic will provide both plain language and technical summaries of the analysed data, as well as extensive tables and graphs covering the key items, to allow full assessment by analysts and investors.

Background to AOD9604 and obesity

- *AOD9604* is an orally active, 16-amino acid, peptide drug, based on a fragment of human Growth Hormone (hGH).
- *AOD9604* has undergone numerous safety and tolerability checks through human clinical trials, and a previous Phase 2B efficacy trial demonstrated a very competitive 2 kg weight loss more than placebo over a 12 week period, as well as other benefits such as improved cholesterol profile.
- The drug's competitive advantages are anticipated to be a good safety and side effect profile and its novel mechanism of action - *AOD9604* addresses metabolism (fat burning) rather than acting as an appetite suppressant.
- The current global market for prescription obesity drugs is estimated at approximately US$1 billion a year with very high growth forecast, estimated to reach US$10-30 billion a year if safe and effective weight loss drugs become available.

The complete *OPTIONS Study* trial design is included in the appendix to this announcement. Previous announcements regarding this trial, made on 18 October 2005, 23 January 2006, 2 May 2006, 19 July 2006, 5 October 2006 and 27 November 2006 are available at www.metabolic.com.au following the tabs to *Investor Relations*.

- ENDS -

Appendix: the OPTIONS Study trial design

Number of subjects:	536 subjects enrolled, approximately equal number of men and women
Subject selection criteria:	▪ BMI* (Body Mass Index) 30-45 kg/m^2; ▪ Age 18-65 years; and ▪ A waist circumference of more than 102 cm for males and 95 cm for females, in otherwise healthy subjects.
Expected completion date:	Last subject completed. Results expected in March 2007
Blinding status:	Double-blinded (neither treating doctor, nor subject, nor Metabolic knows whether the subject is receiving drug or placebo)
Placebo controlled:	Yes (one group receives only placebo – a tablet that looks the same as *AOD9604* but has no drug content)
Treatment route:	Oral (tablets)
Treatment frequency:	Once per day
Dose level:	Dose groups of 0, 0.25, 0.5 and 1 mg (the 0 group is the placebo group)
Primary end points:	▪ Weight loss over 12 weeks of treatment for any one of three daily *AOD9604* oral doses of 0.25 mg, 0.5 mg and 1 mg compared to placebo; and ▪ Safety and tolerability.
Secondary end points:	▪ Weight loss over 24 weeks of treatment; ▪ Comparison of the effects of the three different dose levels; ▪ Waistline reduction over 24 weeks of treatment; ▪ Body fat reduction assessed by whole body scans; and ▪ Improvement in risk factors such as glucose control and lipid profiles over 24 weeks of treatment.
Trial sites:	16 clinical trial sites throughout Australia
Contract Research Organisation:	Kendle Pty Limited

About Metabolic

*Metabolic Pharmaceuticals Limited (**ASX**: MBP, **NASDAQ OTC**: MBLPY) is a Melbourne based, ASX listed biotechnology company with approximately 300 million shares on issue. The Company employs 24 staff and is led by an experienced and proven management team. Metabolic's main focus is to take innovative drugs, with large market potential, through formal preclinical and clinical development. Metabolic's expertise in drug development has resulted in two high value drugs in advanced human clinical development, namely:*

- *AOD9604 - an obesity drug which recently completed a Phase 2B trial with results expected in March 2007;*
- *AOD9604 - additional use in osteoporosis with a Phase 2 trial expected to commence in 2007; and*
- *ACV1 - a neuropathic pain drug currently in Phase 2A trials.*

These drugs address multi-billion dollar markets which are poorly served by existing treatments. In addition to its lead drugs, Metabolic has an exciting research pipeline with drugs targeting type 2 diabetes (ADD) and nerve regeneration (NRPs). Metabolic is also developing a platform to enable oral delivery of existing injected peptide drugs, a technology which has already shown proof-of-concept. This has high potential for use by other companies developing peptide drugs and could foster multiple out-licensing deals.

Metabolic may license its lead drugs to a global partner following Phase 2 trials and will continue to utilise its clinical development expertise to drive future company growth and profits

For more information, please visit the company's website at www.metabolic.com.au.

Background information on the drug development process

The steps required before a drug candidate is commercialised include:

1. *Discovery or invention, then filing a patent application in Australia and worldwide;*
2. *Pre-clinical testing, laboratory and chemical process development and formulation studies;*
3. *Controlled human clinical trials to establish the safety and efficacy of the drug for its intended use;*
4. *Regulatory approval from the Therapeutic Goods Association (TGA) in Australia, the FDA in the USA and other agencies throughout the world; and*
5. *Marketing and sales.*

The testing and approval process requires substantial time, effort, and financial resources and we cannot be certain that any approvals for any of our products will be granted on a timely basis, if at all.

Human clinical trials are typically conducted in three sequential phases which may overlap:

Phase 1

Initial safety study in healthy human subjects or patients.

Phase 1 trials usually run for a short duration.

Phase 2

Studies in a limited patient population designed to:

- *identify possible adverse effects and safety risks in the patient population (2A);*
- *determine the efficacy of the product for specific targeted diseases (2B); and*
- *determine tolerance and optimal dosage (2B).*

Phase 3

Trials undertaken to further evaluate dosage and clinical efficacy and to further test for safety in an expanded patient population in clinical study sites throughout major target markets (e.g. USA, Europe and Australia).

Contact Information

Roland Scollay
Chief Executive Officer
roland.scollay@metabolic.com.au
T: +61-3-9860-5700

Peter Dawson
Chief Financial Officer
peter.dawson@metabolic.com.au
T: +61-3-9860-5700

Diana Attana
Assistant Company Secretary/IRO
diana.attana@metabolic.com.au
T: +61-3-9860-5700

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 19/12/2006

TIME: 15:23:59

TO: METABOLIC PHARMACEUTICALS LIMITED

FAX NO: 03-9860-5777

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Audio Broadcast - CEO Interviewed by Boardroom Radio

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

ASX Announcement

metabolic

ASX code: MBP

Audio Broadcast – CEO interviewed by Boardroom Radio

Melbourne, 19 December 2006: Dr Roland Scollay, CEO of Metabolic Pharmaceuticals Limited (Metabolic), participated in an interview with *Boardroom Radio* today. In the interview, Dr Scollay provided an update on the clinical trial progress for obesity drug *AOD9604*, specifically discussing the recent completion of the *OPTIONS Study*.

An audio webcast of the interview is available at www.boardroomradio.com.

To download previous ASX Announcements regarding Metabolic, visit www.metabolic.com.au and click on ***Investor Relations***.

- ENDS -

About Metabolic

*Metabolic Pharmaceuticals Limited (**ASX**: MBP, **NASDAQ OTC**: MBLPY) is a Melbourne based, ASX listed biotechnology company with approximately 300 million shares on issue. The Company employs 24 staff and is led by an experienced and proven management team. Metabolic's main focus is to take innovative drugs, with large market potential, through formal preclinical and clinical development. Metabolic's expertise in drug development has resulted in two high value drugs in advanced human clinical development, namely:*

- *AOD9604 - an obesity drug which recently completed a Phase 2B trial with results expected in March 2007;*
- *AOD9604 - additional use in osteoporosis with a Phase 2 trial expected to commence in 2007; and*
- *ACV1 - a neuropathic pain drug currently in Phase 2A trials.*

These drugs address multi-billion dollar markets which are poorly served by existing treatments. In addition to its lead drugs, Metabolic has an exciting research pipeline with drugs targeting type 2 diabetes (ADD) and nerve regeneration (NRPs). Metabolic is also developing a platform to enable oral delivery of existing injected peptide drugs, a technology which has already shown proof-of-concept. This has high potential for use by other companies developing peptide drugs and could foster multiple out-licensing deals.

Metabolic may license its lead drugs to a global partner following Phase 2 trials and will continue to utilise its clinical development expertise to drive future company growth and profits

For more information, please visit the company's website at www.metabolic.com.au.

Background information on the drug development process

The steps required before a drug candidate is commercialised include:

1. *Discovery or invention, then filing a patent application in Australia and worldwide;*
2. *Pre-clinical testing, laboratory and chemical process development and formulation studies;*
3. *Controlled human clinical trials to establish the safety and efficacy of the drug for its intended use;*
4. *Regulatory approval from the Therapeutic Goods Association (TGA) in Australia, the FDA in the USA and other agencies throughout the world; and*
5. *Marketing and sales.*

The testing and approval process requires substantial time, effort, and financial resources and we cannot be certain that any approvals for any of our products will be granted on a timely basis, if at all.

Human clinical trials are typically conducted in three sequential phases which may overlap:

Phase 1

Initial safety study in healthy human subjects or patients.

Phase 1 trials usually run for a short duration.

Phase 2

Studies in a limited patient population designed to:

- *identify possible adverse effects and safety risks in the patient population (2A);*
- *determine the efficacy of the product for specific targeted diseases (2B); and*
- *determine tolerance and optimal dosage (2B).*

Phase 3

Trials undertaken to further evaluate dosage and clinical efficacy and to further test for safety in an expanded patient population in clinical study sites throughout major target markets (e.g. USA, Europe and Australia).

Contact Information

Roland Scollay
Chief Executive Officer
roland.scollay@metabolic.com.au
T: +61-3-9860-5700

Peter Dawson
Chief Financial Officer
peter.dawson@metabolic.com.au
T: +61-3-9860-5700

Diana Attana
Assistant Company Secretary/IRO
diana.attana@metabolic.com.au
T: +61-3-9860-5700

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 20/12/2006

TIME: 09:40:28

TO: METABOLIC PHARMACEUTICALS LIMITED

FAX NO: 03-9860-5777

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Open Briefing.Metabolic.CEO on Obesity Drug Trial

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279.**

Attention ASX Company Announcements Platform
Lodgement of Open Briefing®

metabolic

open briefing
corporatefile.com.au

Metabolic Pharmaceuticals Limited
Level 3, 509 St Kilda Road
Melbourne, VIC 3004

Date of lodgement: 20-Dec-2006

Title: Open Briefing®. Metabolic. CEO on Obesity Drug Trial

Record of interview:

corporatefile.com.au
Metabolic Pharmaceuticals Limited recently announced that the last subject has completed the Phase IIB OPTIONS study for obesity drug AOD9604. Can you detail the processes you need to go through before the results of the trial are announced in March 2007?

CEO Roland Scollay
It's very exciting to have the last subject complete the OPTIONS study, but there is still a lot to do before the results can be interpreted or announced. We now have a massive database of information about all the subjects and it all has to be double-checked for accuracy, and the quality of the individual values checked. That's a huge process. Later, the data will be "unblinded," which means it will become apparent who has been treated with the drug, and who has been treated with the placebo.

Then, a full statistical analysis has to be completed, which is also a time consuming process.

Once all that's complete, the data will be supplied to us, and we'll make our own analysis, comparing lots of the measured parameters against each other and then preparing it in such a way that it's intelligible to the market so investors can get a clear idea of what the results really mean.

corporatefile.com.au
What are the primary goals of the OPTIONS study and what will be the key indicators of success?

CEO Roland Scollay
The primary aim of the study is to look at the weight loss the subjects on the drug have achieved over a 12-week period, and secondarily over a 24-week period, over and above placebo.

There are many other aims within the study, and the parameters for the analysis include impaired glucose tolerance, progression to diabetes, cholesterol profiles, and of course confirmation of the good safety and tolerability profile we've seen so far. Finally and importantly, the study should determine the doses we'd use to go forward into Phase III if the OPTIONS study is successful.

In terms of outcomes, the 2 kilogram weight loss over 12 weeks that we saw in the previous study is very competitive with other drugs in the marketplace. If we achieved something like that, I believe it would be viewed as a very good result, especially since we appear to have a competitive advantage in terms of safety and tolerability, and the drug's mechanism is unique.

corporatefile.com.au
Do you have any early indications of the results of the OPTIONS study?

CEO Roland Scollay
We don't. Because the data are blinded, nobody, including the doctors, subjects or company, knows who was on the placebo or who was on which dose of the drug. It's impossible to know the outcome until the individual results have been assigned to the appropriate groups. But it's worth noting that we don't intend making further public comment on the analysis until the final announcement in March 2007.

corporatefile.com.au
Many investors believe the results of your previous Phase IIB trial of AOD9604 were not statistically significant. How did you address these concerns in the design of the second Phase IIB trial and can you comment on the drop-out rate?

CEO Roland Scollay
In fact, the results of the first Phase IIB trial weren't statistically significant for the primary end point. The benchmark level of significance is a confidence of 95 percent (or a p-value of 0.05), which would be accepted as a definitive outcome. The higher that percentage (or the lower the p-value), the more definitive the result becomes. Our first trial achieved confidence of 90 percent for the primary end point, on a highly conservative analysis.

However, it's important to make the point that a related secondary end point in the previous study had a confidence level of greater than 99 percent, so there were other indications in the study that the data should be taken seriously.

Having said that, the level of confidence you have in the data is driven by the size of the effect and how variable it is between individuals in the study, and also by the number of subjects. The larger the number of subjects, the more likely you are to see a result that's statistically significant for a given level of effect.

In the current study we've substantially increased the number of subjects, and it looks like it will complete with roughly three-fold the number of subjects in each group. The drop-out rate we've seen in the study is pretty much what the industry would expect for a study of this kind. The number of subjects remaining in the study at the primary end point of 12 weeks should be sufficient to achieve statistical significance if the results look like those of the previous study. Then, around 35 subjects per group completed 12 weeks of treatment; now it looks like we'll have just over 100 per group completing 12 weeks. That assumes the 407 completers at 12 weeks are distributed fairly equally over the four groups – something we won't know until after the blind is lifted.

corporatefile.com.au
The OPTIONS study has been undertaken in Australia. Why did you decide to hold the trial here and what validity will it have with regulatory bodies in other markets?

CEO Roland Scollay
Almost all our work so far has been done in Australia for a number of reasons. One is that we have very good hospitals and clinics, with very high standards of care and treatment, which are recognised throughout the world as being of high quality. Another is that, for an Australian company, these hospitals and clinics are local and convenient, and the cost of the clinical trials represents good value for a company like ours.

The results coming out of Australian clinics would be recognised by any of the regulatory authorities worldwide, assuming the trial has been done in accordance with international standards, which clearly ours has.

corporatefile.com.au
What has been Metabolic's investment to date in AOD9604 for obesity and what further investment would be required to take AOD9604 to a Phase III clinical trial?

CEO Roland Scollay
I'd estimate we've spent between A$40 million and A$45 million on the development of the drug to this point.

The cost of clinical trials as you move from Phase I to Phase II and Phase III increases steeply. A Phase III trial is the largest and most expensive study and is aimed at testing the drug in a population that's typical of the population the drug will eventually be sold into, with all its other diseases, concurrent drug intake and so on. For us, a study like that will involve several thousand overweight or obese subjects, would be conducted in the US and Europe, as well as Australia, and would cost in excess of A$100 million. However, the

increased value of the drug following a successful Phase III trial would far outweigh expenditure of that kind.

corporatefile.com.au
Metabolic recently raised A$10.5 million via a placement of 14.6 million shares, predominantly to existing institutional investors at A$0.72 per share. What is the intended use of these funds?

CEO Roland Scollay
The capital raising was very successful. It was done essentially from existing shareholders, at no discount to the market and there was significant unmet demand. That signals that many of our senior shareholders are strong supporters who really believe in our future. Not only in our obesity drug, but also in its use in osteoporosis, and in the pain drug, which has Phase II trial results due in mid 2007, not long after the obesity results. I think there was also a recognition of the potential value of our oral drug delivery platform. The raising was fairly modest and we felt this was appropriate when there will be significant future opportunities for capital raising, potentially at a higher value if our trials go well.

We felt we needed extra capital at this point in order to avoid delays in continuing the development of a number of successful projects we've recently announced. Those recent successes include the development of an oral version of our pain drug, which gives a very important step-up in the value of that drug. We also want to develop our platform for making injected drugs orally available, given that our success with the pain drug was an important indication that the platform does in fact work for at least some drugs. Thirdly, we wanted to make sure we had all the preparative steps in place for a Phase III study for our obesity drug so that if the Phase IIB trial is successful, there'll be no delay in moving into Phase III late in 2007 or early 2008, either with a partner or on our own.

corporatefile.com.au
If the AOD9604 Phase IIB study is successful, will you seek further funding to pursue a Phase III trial independently?

CEO Roland Scollay
Whether we pursue a licensing deal or a co-development arrangement with a pharmaceutical company, or try to raise the funding ourselves, will depend very much on the conditions at the time. The main thing that would affect the value of those different alternatives will be the cost of capital, in other words how dilutive it would be to raise additional capital, and that's pretty much determined by the share price, which we can't predict until the time comes. We'd have to weigh that up against the value of any licensing or co-development deal, which would be determined primarily by the royalty rate on the drug, which we can't know exactly until we have some deal terms on the table.

So, it's difficult to predict at this time whether we'd go the do-it-yourself route or whether we'd go the license route. Although many biotechs are now seeking to keep a level of control of their drugs through Phase III, and we'd

certainly be technically able to do that, it makes no sense to make a commitment either way at this point when the actual value to shareholders could vary considerably depending on the parameters I just mentioned.

corporatefile.com.au
What level of interest have you had from larger pharmaceutical companies in relation to licensing AOD9604 and to what extent is any potential licensing deal dependent on the results of the OPTIONS study?

CEO Roland Scollay
Of course how the results look will play an important role in determining how easy it is to do a deal, and what sort of deal we do. It's clear that obesity is one of the great untapped markets in the pharmaceutical world, and almost all big pharma and many other companies have an interest in obesity, and indeed in osteoporosis, which is the second indication of AOD9604.

We've spoken to many of those companies and will continue to do so on an ongoing basis. Indeed an important part of my job is to keep our "customers" informed and for us, the customer is very likely to be a big pharmaceutical company. Many of them are watching the trial with interest. Should the results be positive, we'd expect there'll be significant partnering interest in the drug. And of course the company has been planning its licensing campaign carefully and is putting in place a strong team of experts and local and international consultants to assist in these discussions. The next 12 months should be exciting for us.

corporatefile.com.au
Thank you Roland.

For more information about Metabolic, visit www.metabolic.com.au or call Investor Relations Officer Diana Attana on +61 3 9860 5700

For previous Open Briefings with Metabolic, or to receive future Open Briefings by e-mail, visit www.corporatefile.com.au